Exhibit 99.1

Press Release

Satyam Q1 Net Profit increase 43% yoy

Revenue and EPS guidance for fiscal 2005 revised upwards

Hyderabad, July 22, 2004 – Satyam Computer Services Ltd. (NYSE:SAY) today announced the audited results of the company for the quarter ended June 30, 2004(Q1).

Revenue from software services at Rs.771.50 crore was up 7.05% sequentially and 37.85% compared to the same quarter last year. The revenue was significantly higher than the guidance of Rs.728 crore to 732 crore. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs.3268 crore to Rs.3312 crore, marking an annual growth of 28.6% to 30.3%. The earlier forecast for annual revenue growth was 21.9% to 23.8%.

Net profit, achieved at Rs.173.48 crore, indicates a growth of 43% yoy and 23% growth over the previous quarter. EPS for the quarter at Rs.5.48 is higher than the guidance of Rs.4.78.

EPS for the fiscal is expected to be between Rs.21.71 and Rs.22.06, implying a growth rate of 26.2% to 28.3% over fiscal 2004.The earlier forecast for annual EPS growth was 17.91% to 19.88%.

The revision in guidance has been on account of business upside and rupee depreciation witnessed in Q1.

Net employee addition for the quarter stood at 1,599.

Satyam added 25 new customers in Q1, of which three were Fortune Global 500 companies. These included a leading manufacturer of industrial and packaging coatings, a Fortune Global 500 European automobile manufacturer, and a large US-based insurance and financial services conglomerate.

Nipuna, the BPO subsidiary of Satyam, has added three new customers in Q1 and ended the quarter with 14 active customers. During the quarter, Nipuna more than doubled its manpower to 1060. In Q1 the company has won orders from a leading chip manufacturer, a leading packaging and recycling company and a leading digital map information company.

Explaining the results, B. Ramalinga Raju, Satyam’s Chairman, said “The increase in the number of our service offerings, arising out of enhanced domain and technology understanding, is making us more relevant and applicable to a broader cross-section of our customer organizations, thereby enhancing our growth potential. While the global delivery of services has been clearly recognized as a mature and acceptable model today by large organizations, we believe that it is the demonstration of the ability to create business value much more innovatively, that will determine our future growth rates”

The quarter also saw the opening of Satyam’s 19th Development Centre at Hartford, USA. Plans are underway to establish a nearshore development center in Budapest, Hungary as well as expand the existing centers in India.

Financial Highlights:

Total income for Q1 of Rs.771.50 crore

Net profit of Rs.173.48 crore

EPS for Q1 was Rs.5.48

New customer wins were 25, including 3 Fortune Global 500 companies

About Satyam:

Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 15,000 highly skilled professionals in Satyam work onsite, offshore, offsite or nearshore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Malaysia, Singapore, China, Japan and Australia serve over 325 global companies, of which 104 are Fortune Global 500 corporations. The Satyam marketing network spans 45 countries, across six continents. For more information visit us at: www.satyam.com

For clarifications, please contact:

Srinivas V	Sridhar Upadhya
Sr. Vice President & CFO	Deputy General Manager
Satyam Computer Services Ltd.	Corporate Communications
Satyam Computer Services Ltd.

Phone: 040 55237850
Phone: 040 27843222 (Ext: 4300)	Mobile: 98490 97948
e-mail: srinivas_vadlamani@satyam.com	e-mail: sridhar_upadhya@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20F concerning the fiscal year ended March 31, 2004 furnished to the United States Securities Exchange Commission on June 29, 2004 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov